Exhibit (a)(1)(xvi)
FORM OF FINAL RESULTS E-MAIL TO ELIGIBLE OPTION HOLDERS
Dear Lakes Employees and Directors:
The Offer expired at 11:00 p.m., Central Daylight Time, on Tuesday, September 22, 2009. Pursuant to the Offer, option holders eligible to participate in the Offer tendered, and Lakes accepted for cancellation, eligible options to purchase an aggregate of 1,827,400 shares of Lake’s common stock from 41 participants, representing 94.2% of the total shares of common stock underlying options eligible for exchange in the Offer. Lakes has issued new options to purchase an aggregate of 1,046,587 shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Offer is $3.40, which equals the closing price of the common stock as reported on NASDAQ on September 22, 2009, which is the grant date of the new options.